UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ALTABA INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

021346101

(CUSIP Number of Class of Securities)

Arthur Chong, Esq.

General Counsel and Secretary

140 East 45th Street, 15th Floor

New York, New York 10017

(646) 679-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Marc R. Packer, Esq.

Maxim O. Mayer-Cesiano, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$15,576,600,000.00	$1,939,286.70

(1)	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, based on the product of (i) $79.88, the average and the high and low sale prices of Altaba Inc. common stock on the Nasdaq Global Select Market on June 4, 2018 and (ii) 195,000,000, the maximum number of shares of Altaba Inc. common stock to be purchased in the tender offer.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Altaba Inc. (“Altaba” or the “Fund”), a non-diversified, closed-end management investment company organized as a Delaware corporation, to purchase up to 195,000,000 (approximately 24%) of the Fund’s issued and outstanding shares of its common stock, par value $0.001 per share (the “Shares”). For each Share accepted in the Offer (as defined below), stockholders will receive: (i) 0.35 American Depositary Shares (“Alibaba ADSs”) of Alibaba Group Holding Limited, a Cayman Islands company (“Alibaba”), which are held by the Fund in its investment portfolio, less any Alibaba ADSs withheld to satisfy applicable withholding taxes and subject to adjustment for fractional Alibaba ADSs (the “ADS Portion”), and (ii) an amount in cash equal to the Alibaba VWAP (as defined in the Offer to Purchase (as defined below)) multiplied by 0.05, less any cash withheld to satisfy applicable withholding taxes and without interest (the “Cash Portion” and, together with the ADS Portion, the “Offer Consideration”), upon the terms and subject to the conditions described in the Offer to Purchase, dated June 7, 2018 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”), a copy of which is filed herewith as Exhibit (a)(1)(B).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings set forth in the Offer to Purchase.

Item 1.	Summary Term Sheet.

The information under the heading “Summary Term Sheet,” included in the Offer to Purchase, is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Altaba Inc., a non-diversified, closed-end management investment company organized as a Delaware corporation. The address and telephone number of the issuer’s principal executive offices are: 140 East 45th Street, 15th Floor, New York, New York 10017, (646) 679-2000.

(b) The subject securities are Altaba’s common stock, par value $0.001 per share. As of June 6, 2018, 800,508,196 Shares were outstanding.

(c) Information about the trading market and price of the Shares is incorporated herein by reference from the Offer to Purchase under the heading “Section 8 — Price Range of Shares.”

Item 3.	Identity and Background of Filing Person.

(a) The filing person to which this Schedule TO relates is Altaba Inc., the issuer of the Shares. The address and telephone number of Altaba are set forth under Item 2(a) above. The names of the directors and executive officers of Altaba are as set forth in the Offer to Purchase under the heading “Section 11 — Shares Outstanding; Beneficial Ownership; Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference. The business address and business telephone of each director and executive officer of Altaba are c/o Altaba Inc., 140 East 45th Street, 15th Floor, New York, New York 10017, (646) 679-2000.

Item 4.	Terms of the Transaction.

(a)(1) The material terms of the transaction are incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet,” “Section 1 — Number of Shares; Offer Consideration; Proration,”

“Section 2 — Purpose of the Offer; Plans for the Fund; Certain Effects of the Offer and Consequences of Participation,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Shares and Payment of Offer Consideration,” “Section 6 — Conditional Tender of Shares,” “Section 7 — Conditions of the Offer,” “Section 9 — Source and Amount of Funds,” “Section 10 — Certain Information Concerning the Fund and its Investments,” “Section 11 — Shares Outstanding; Beneficial Ownership; Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Section 14 — U.S. Federal Income Tax Considerations” and “Section 15 — Extension and Amendment of the Offer; Termination.” There will be no material differences in the rights of security holders as a result of this transaction.

(a)(2) Not applicable.

(b) The details regarding any purchases from an officer, director or affiliate of Altaba are incorporated herein by reference from the Offer to Purchase under the heading “Section 11 — Shares outstanding; Beneficial Ownership; Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) Information regarding agreements involving Altaba’s securities is incorporated herein by reference from the Offer to Purchase under the heading “Section 11 — Shares Outstanding; Beneficial Ownership; Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Information regarding the purpose of the transaction is incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 — Purpose of the Offer; Certain Effects of the Offer and Consequences of Participation; Plans for the Fund.”

(b) Information regarding the treatment of Shares acquired pursuant to the Offer is incorporated herein by reference from the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer and Consequences of Participation; Plans for the Fund.”

(c) Information about any plans or proposals is incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 — Purpose of the Offer; Certain Effects of the Offer and Consequences of Participation; Plans for the Fund.”

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds.”

(b) Financing will not be required in connection with the Offer. There are no alternative financing arrangements or alternative financing plans.

(d) No funds are expected to be borrowed, directly or indirectly, for the purpose of the Offer.

Item 8.	Interest in Securities of the Subject Company.

(a) The information under the heading “Section 11 — Shares Outstanding; Beneficial Ownership; Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(b) The information under the heading “Section 11 — Shares Outstanding; Beneficial Ownership; Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information under the headings “Summary Term Sheet” and “Section 16 — Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a) The information under the heading “Section 12 — Selected Financial Information” in the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

Item 11.	Additional Information.

The Fund will amend the Schedule TO to include documents that the Fund may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

(a)(1) The information under the heading “Section 11 — Shares Outstanding; Beneficial Ownership; Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference. The Fund will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

(a)(2) The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(3) The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(4) The information under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer and Consequences of Participation; Plans for the Fund” in the Offer to Purchase is incorporated herein by reference.

(a)(5) None. The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 7, 2018.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 7, 2018.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 7, 2018.

(a)(1)(F)	Summary Advertisement, dated June 7, 2018.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press release, dated June 7, 2018, announcing the commencement of the Offer.

(b)	None.

(d)(1)	Long-Term Deferred Compensation Incentive Plan, effective August 9, 2017 (incorporated by reference to Annex C to the Definitive Proxy Statement on Schedule 14A filed on September 11, 2017).

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALTABA INC.

By:	/s/ Arthur Chong
Name: Arthur Chong
Title: General Counsel and Secretary

Date: June 7, 2018